November 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Alussa Energy Acquisition Corp.

Draft Registration Statement on Form S-1

Filed July 29, 2019

File No. 377-02760

Dear Mr. Alper:

Alussa Energy Acquisition Corp., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 20, 2019, regarding the Draft Registration Statement on Form S-1 filed on July 29, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Filed July 29, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

U.S. Securities and Exchange Commission

November 1, 2019

2.	Please revise page II-4 to include signatures of at least a majority of the board of directors.

We respectfully inform the Staff that as the Company will not have a full board of directors until the effective date of its registration statement, the current signature page in fact contains the signatures of the majority of its board of directors. The nominees will sign consents which will subsequently be filed as exhibits to the registration statement.

Summary, page 1

3.	On page 4 you state, “[a]dditionally, in the course of their respective careers, members of our management team and Encompass have been involved in businesses and deals that were unsuccessful.” Please revise to provide context of any SPACs or similarly significant business deals you have been involved in to the extent material. In this regard, we note the reference to Thunder Bridge Acquisition on page 4.

We have revised the disclosure in response to the Staff’s comment regarding Thunder Bridge Acquisition. We also supplementally inform the Staff that we do not believe there are additional material businesses and deals to disclose.

Initial Business Combination, page 8

4.	We note disclosure here and page 33 regarding NYSE initial and continued listing rules and the requirement that the business combination have an aggregate fair market value of at least 80% of the value of the assets in the trust account. We also note the second to last risk factor on page 51 regarding the 80% provision in your underwriting agreement. Please revise here or where appropriate to clarify if and when you will voluntarily comply with the NYSE listing standards for blank check companies and allow investors to redeem if you become delisted or amend agreements without seeking shareholder approval.

We have revised the disclosure in response to the Staff’s comment.

Principal shareholders, page 111

5.	Please include the business address in footnote 1.

We have revised the disclosure in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

November 1, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

ALUSSA ENERGY ACQUISITION CORP.

By:	/s/ Daniel Barcelo
	Name:	Daniel Barcelo
	Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP